Exhibit 99.1

Calyxt Names Joseph B. Saluri as General Counsel & EVP, Corporate Development

ST. PAUL, Minn.--(BUSINESS WIRE)--June 7, 2017--Regulatory News:

Calyxt, Inc. (Paris:ALCLS) (NASDAQ:CLLS), a Minnesota-based company developing healthier specialty food ingredients to benefit both consumers and farmers, has named Joseph B. Saluri as General Counsel and Executive Vice President, Corporate Development. Mr. Saluri brings to Calyxt over 24 years of legal, business development, strategic planning and project management experience in the global agri-business space.

“We, at Calyxt, are thrilled to bring Joseph and his two-plus decades of experience in the ag-biotech and soybean technology spaces on board as General Counsel and EVP, Corporate Development,” said Federico Tripodi, Calyxt CEO. “We look forward to working with Joseph and utilizing his legal and regulatory expertise in the ag field, as we continue to expand our product portfolio and work toward commercializing our healthier food products.”

Mr. Saluri joins Calyxt from Stine Seed Company, where he spent 18 years serving as Chief Legal Officer and Vice President of Business Development. While serving as Chief Legal Officer at Stine, Mr. Saluri was responsible for all legal matters for the company and its related entities and oversaw all litigation, licensing, intellectual property, acquisitions, compliance and regulatory matters. In addition, Mr. Saluri advised on investment and business development opportunities and negotiated and acquired numerous breeding programs, seed trait technologies and retail seed businesses. He also managed Stine’s collaborations with several multi-national ag-biotech corporations, including strategy, research and development, global regulatory planning, execution and product launch.

"Calyxt is an innovator in the ag biotech industry that is simultaneously working to develop crops that meet the sustainability needs of an ever-changing global environment and the demands of consumers who want healthier food products," added Mr. Saluri. "I'm honored to join the team and look forward to capitalizing on my experiences to support the Company’s continued efforts to launch its commercial products."

Kincannon & Reed, a leading executive search firm focused on the food, agribusiness and biosciences sectors, assisted Calyxt in the recruitment of Joseph Saluri.

About Calyxt

Calyxt, Inc. is a consumer-centric, food- and agriculture-focused company. By combining its leading gene-editing technology and technical expertise with its innovative commercial strategy, Calyxt is pioneering a paradigm shift to deliver healthier food ingredients, such as healthier oils and high fiber wheat, for consumers and agriculturally advantageous crop traits, such as herbicide tolerance, for farmers. Calyxt is located in Minneapolis-St. Paul, Minn., and is a wholly owned subsidiary of Cellectis.

For further information please visit our website: www.calyxt.com

Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

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CONTACT:
For further information, please contact:
For Calyxt
Media contacts
Jennifer Moore, 917-580-1088
VP Communications
media@calyxt.com
or
KCSA Strategic Communications
Caitlin Kasunich / Nick Opich, 212-896-1241 / 212-896-1206
ckasunich@kcsa.com / nopich@kcsa.com
or
Investor Relations contact
Simon Harnest, 646-385-9008
VP Corporate Strategy and Finance
simon.harnest@cellectis.com